Contact

www.linkedin.com/in/markapayne3
(LinkedIn)

Top Skills

Finance
Leadership
Strategic Planning

Mark Payne

Owner at Payne Advisory Services, LLC
Eden Prairie, Minnesota, United States

Summary

Experienced executive in a variety of industries, working closely with CEOs and other senior executives, primarily as CFO and COO. Authentic, practical and collaborative leader with strong interpersonal skills and ability to communicate well at all levels both inside and outside of organizations. Very comfortable in high-growth, fast-paced environments by keeping focus on key initiatives and avoiding unnecessary distractions. Passionate about working with emerging businesses generally between $0 and $20 million in revenue. Start-ups don't scare me, they excite me.

Specific Services Provided Include:
- Overall Planning and Strategy
- Capital Formation
- Cash Flow Planning
- Fund Raising Guidance
- Projections/Forecasts/Budgets
- Operational Improvements
- Analytics/Dashboards/KPIs
- Financial Reporting
- Organizational Design for Growth
- Executive Support and Partner to CEO

I have led 3 companies through initial public offerings, numerous private placements and M & A transactions. I understand what it takes to position a company for growth.
You can contact me at mark@payneadvisoryservices.com

Experience

Payne Advisory Services, LLC
Owner
November 2018 - Present (7 years 6 months)

Minnesota, United States

GeaCom, Inc.

Board Member

February 2020 - Present (6 years 3 months)

Duluth, Minnesota, United States

Payne Advisory Services

Owner

November 2018 - Present (7 years 6 months)

Greater Minneapolis-St. Paul Area

I am passionate about working with entrepreneurs and emerging companies generally with revenue between $0 and $20 million. With extensive experience in many industries, I provide a variety of services including overall planning and strategy, capital formation, projections/budgets/forecasts, cash flow planning, fund raising guidance and assistance including messaging and pitch decks. I also assist with operational planning, analytics and the development of dashboards and KPI's.

ReliaMax

11 years 5 months

Chief Financial Officer, Chief Operating Officer and Acting President & CEO

November 2017 - August 2018 (10 months)

Sioux Falls, South Dakota Area

President

January 2011 - August 2018 (7 years 8 months)

ReliaMax Surety provides credit enhancement and insurance protection to banks, credit unions and institutional investors who invest in the asset class of private student loans. Our extensive and proprietary database of over $14 billion in private student loans over 25 years, along with our capabilities in origination and servicing, allow us to deliver The ReliaMax Solution, a one-stop shop for private student loans.

Member of Board of Directors

April 2007 - June 2018 (11 years 3 months)

Braun Intertec Corporation

Member of Board of Directors

January 2009 - December 2017 (9 years)

Chairman from 2013 to 2017. Braun Intertec is an employee-owned geotechnical engineering, environmental consulting and testing firm with over 1,000 employees.

Healthways, Inc.
Senior Vice President
August 2006 - December 2010 (4 years 5 months)
Greater Nashville Area, TN

Healthways is in the business of improving well-being through its transformative programs in disease management and the continuum of health across populations. I was responsible for offices and clients located in Minneapolis, Des Moines, Seattle and Hawaii.

WSS Media, Inc.
President and Chief Financial Officer
September 2004 - August 2006 (2 years)
Greater Minneapolis-St. Paul Area

WSS Media was a television home shopping company. I was initially CFO and promoted to President and CFO.

Redline Performance Products
President and Chief Financial Officer
August 2002 - August 2004 (2 years 1 month)
Greater San Diego Area

Redline was a performance snowmobile company with a patented swing-arm rear suspension. I was initially hired as CFO and promoted to Presdient & CFO. The company successfully completed an initial public offering in May 2003.

Agiliti
Chief Financial Officer
November 1999 - July 2002 (2 years 9 months)
Greater Minneapolis-St. Paul Area

Agiliti was an managed service provider with a state-of-the-art data center in St. Paul, MN. I was the CFO for several successful private placements.

Capital Growth Strategies, LLC
Principal
April 1998 - November 1999 (1 year 8 months)
Greater Minneapolis-St. Paul Area

This was my own consulting firm which I used to consult with numerous start-up companies.

Famous Dave's
Chief Financial Officer then President
August 1996 - February 1998 (1 year 7 months)
Greater Minneapolis-St. Paul Area

Famous Dave's is a BBQ restaurant company based in Minneapolis and growing nationally, primarily through a Franchise model. I came in as CFO to complete a small private placement followed by a successful initial public offering in October 1996. I was subsequently named President.

Valuevision International, Inc.
Chief Financial Officer
November 1990 - August 1996 (5 years 10 months)
Greater Minneapolis-St. Paul Area

ValueVision was a start-up that we took public with no operations in June 1991. I was later named SVP of Business Development and the company has evolved and now goes by Evine.

Insty-Prints, Inc.
Chief Financial Officer
January 1988 - October 1989 (1 year 10 months)
Greater Minneapolis-St. Paul Area

Insty-prints was afranchisor of quick printing centers. My role was CFO.

ARTHUR ANDERSEN (Official)
Audit Manager
1982 - January 1988 (6 years)

Education

The University of North Dakota
BSBA, Accounting